Exhibit 99.1

Liberty Utilities Co. Expands Water Utility Presence with an Agreement to Acquire
American Water’s Regulated Operations in New York
Transaction represents execution on Liberty Utilities’ strategy to expand its regulated utility business in high-quality jurisdictions
This news release constitutes a “designated news release” for the purposes of Algonquin Power & Utilities Corp.’s prospectus supplement dated February 28, 2019 to its short form base shelf prospectus dated September 18, 2018.
Highlights:
•
Liberty Utilities Co., the regulated utility operating subsidiary of Algonquin Power & Utilities Corp., has entered into a stock purchase agreement to acquire American Water’s regulated operations in the State of New York (“New York American Water”).

•	New York American Water is a regulated water and wastewater utility serving over 125,000 customer connections across seven counties in southeastern New York.
•	New York American Water’s customer rates are not expected to be affected by the acquisition.
•
Existing local management and operations teams will be maintained and empowered to continue to deliver the safe and reliable water utility services that customers expect, with a commitment by Liberty Utilities to maintain at least existing employment terms for two years following the closing.

•	Closing of the transaction remains subject to regulatory approval and other typical closing conditions.
OAKVILLE, Ontario – November 20, 2019 – Algonquin Power & Utilities Corp. (TSX/NYSE:AQN) ("Algonquin”) today announced that Liberty Utilities Co. (“Liberty Utilities”), Algonquin’s regulated utility operating subsidiary, has entered into a stock purchase agreement with American Water Works Company, Inc. (NYSE: AWK) (“American Water”), to purchase American Water’s regulated operations in the State of New York (“New York American Water”) for a purchase price of US$608 million, subject to customary adjustments.
Headquartered in Merrick, NY, New York American Water is a regulated water and wastewater utility serving over 125,000 customer connections across seven counties in southeastern New York. Operations include approximately 1,270 miles of water mains and distribution lines with 98% of customers in Nassau County on Long Island.
“We are thrilled to expand our customer base in the great state of New York,” said Ian Robertson, Chief Executive Officer of Algonquin. “New York State has demonstrated a commitment to ensuring regulated utilities put their customers first. We believe the state’s vision aligns with our customer-driven focus. We have experience in multiple states as a water utility operator and are known for our commitment to excellence. We are committed to partnering with our regulator and other state officials to support the affordability of water services, including reducing the burden of local taxes on New York American Water’s customers, which can account for more than half of their monthly bills. We are also excited to welcome New York American Water’s employees to our Liberty Utilities team.”

Continuing Commitment to Our Communities, Customers and Employees
Liberty Utilities will work closely with American Water, New York American Water, and the New York Public Service Commission to ensure a smooth transition.  Under Liberty Utilities’ local and responsive operating model, existing local management and operations teams will be maintained and empowered to continue to deliver the safe and reliable service that customers expect, with a commitment by Liberty Utilities to maintain at least existing employment terms for two years following the closing. Customers should not expect any impact on rates as a result of the acquisition. Liberty Utilities is committed to continuing to invest in the water system to improve water quality, customer education on conservation and community outreach.
“This was a very difficult decision for American Water, as we have had the privilege of serving customers and communities in New York for more than 130 years,” said Susan Story, president and CEO of American Water. “After careful and comprehensive analysis, we believe it is in the best interest of our customers in New York to sell to Liberty Utilities, which already has utility operations in the state of New York and will have a larger presence once the transaction closes. We are committed to working together to ensure that the transition is unnoticeable to our customers and that safe and reliable water service continues throughout the transition and beyond.”
Investment Grade Financing Plan and Transaction Details
The financing for the transaction will be consistent with Algonquin's current investment grade credit profile.  Closing of the transaction is subject to the satisfaction or waiver of various customary conditions including regulatory approval by the New York Public Service Commission and review and clearance under U.S. antitrust laws.
For more transaction details, see the fact sheet located at http://investors.algonquinpower.com/MNA and filed with securities regulatory authorities at www.sedar.com and www.sec.gov.  The fact sheet is incorporated by reference herein.
Algonquin’s management team will provide further insights on the transaction at its upcoming Analyst & Investor Days in Toronto on December 3, 2019 and New York on December 6, 2019.
Advisors
CIBC Capital Markets acted as Financial Advisor to Liberty/Algonquin and Husch Blackwell LLP served as transaction legal counsel to Liberty/Algonquin.

About Algonquin Power & Utilities Corp.
Algonquin is a diversified international generation, transmission and distribution utility with approximately U.S. $11 billion of total assets. Through its two business groups, Algonquin is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to over 800,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2,500 megawatts of net installed capacity and more than 1,400 megawatts of additional renewable energy capacity under construction.  Algonquin delivers continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Algonquin’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. Algonquin’s common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB.
Visit Algonquin at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “intends”, “should” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to: statements regarding expected financing plans and impact on credit metrics, expectations regarding current New York American Water customers, rates and employees, Liberty Utilities’ future investments and community engagement, the completion and benefits of the proposed transaction, and New York American Water’s continuing operations. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely upon assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in Algonquin's most recent annual and interim Management's Discussion and Analysis and most recent Annual Information Form, filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, Algonquin undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500